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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Buckeye GP Holdings L.P.
(Name of Subject Company (Issuer))

BGH GP Holdings, LLC
(Name of Filing Persons (Offerors))

Common Units representing limited partner interests, no par value
(Title of Class of Securities)

118167105
(CUSIP Number of Class of Securities)

John A. Tisdale
BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6316
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

Copies to:

William D. Regner Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$183,005,884	$7,192.13

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common units (the "Units"), no par value, of Buckeye GP Holdings L.P., a Delaware limited partnership (the "Partnership"), not owned by BGH GP Holdings, LLC, a Delaware limited liability company (the "Purchaser"), at a purchase price of $17.00 per Unit, net to the seller in cash, subject to any applicable withholding taxes. As of July 24, 2008, there were 27,769,647 Units outstanding, of which 17,004,595 Units are owned by Purchaser or its subsidiaries. As a result, this calculation assumes the purchase of 10,765,052 Units of the Partnership.

**
The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. Such fee equals the transaction value multiplied by 0.0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☒
    going-private transaction subject to Rule 13e-3.

    ☒
    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this "Schedule TO") relates to the offer by BGH GP Holdings, LLC, a Delaware limited liability company ("Purchaser"), to purchase all of the outstanding common units (the "Units") of Buckeye GP Holdings L.P., a Delaware limited partnership (the "Partnership"), other than the Units owned by Purchaser and its subsidiaries, at a purchase price of $17.00 per Unit, net to the seller in cash, without interest thereon, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2008 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

        Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Questions and Answers About the Offer," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Questions and Answers About the Offer," "Special Factors—Section 2. Purpose and Structure of the Offer and the Call; Reasons of Purchaser for the Offer and the Call," "Special Factors—Section 5. The Call Right; Plans for the Partnership After the Offer and the Call; Certain Effects of the Offer," "The Offer—Section 1. Terms of the Offer," "The Offer—Section 2. Acceptance for Payment and Payment for Units," "The Offer—Section 3. Procedures for Accepting the Offer and Tendering Units," "The Offer—Section 4. Withdrawal Rights," "The Offer—Section 5. Certain Federal Income Tax Consequences," "The Offer—Section 7. Certain Information Concerning the Partnership" and "The Offer—Section 12. Effect of the Offer on the Market for the Units; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (c)(1) through (7)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 2. Purpose and Structure of the Offer and the Call; Reasons of Purchaser for the Offer and the Call," "Special Factors—Section 5. The Call Right; Plans for the Partnership After the Offer and the Call; Certain Effects of the Offer and the Call," "Special Factors—Section 6. Conduct of the Partnership's Business if the Offer Is Not Completed" and "The Offer—Section 12. Effect of the Offer on the Market for Units; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) and (b)    Reference is made to the information set forth in the Offer to Purchase under the headings "Questions and Answers About the Offer" and "The Offer—Section 9. Source and Amount of Funds," which is incorporated herein by reference.

        (d)    Not applicable.

Item 10.    Financial Statements.

        (a)    The financial statements of Purchaser are not material to the Offer because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

        (b)    The pro forma financial statements of Purchaser are not material to the Offer.

Item 11.    Additional Information.

        (a)(1)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Transactions and Arrangements Concerning the Units," "Special Factors—Section 9. Related Party Transactions" and "Special Factors—Section 10. Certain Transactions Between Purchaser and the Partnership," which is incorporated herein by reference.

        (a)(2) through (5)    Reference is made to the information set forth in the Offer to Purchase under the headings "The Offer—Section 12. Effect of the Offer on the Market for the Units; NYSE Quotation; Exchange Act Registration; Margin Regulations" and "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (b)    Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 5, 2008.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release issued by Purchaser on November 5, 2008.
(a)(1)(viii)	Summary Advertisement as published in The New York Times on November 5, 2008.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated as of November 5, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.
(d)(2)	Equity Commitment Letter, dated as of November 5, 2008, between Kelso & Company, L.P. and Purchaser.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Questions and Answers About the Offer," which is incorporated herein by reference.

Item 2    Subject Company Information.

        (a)    Reference is made to the information set forth in the Offer to Purchase under the headings "Questions and Answers About the Offer," and "The Offer—Section 7. Certain Information Concerning the Partnership," which is incorporated herein by reference.

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        (b)    Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction," which is incorporated herein by reference.

        (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," and "The Offer—Section 6. Price Range of the Units and Related Matters," which is incorporated herein by reference.

        (d)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 10. Dividends and Distributions," which is incorporated herein by reference.

        (e)    Not applicable.

        (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Transactions and Arrangements Concerning the Units" and "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction," "The Offer—Section 8. Certain Information Concerning Purchaser and its Affiliates" and in "Schedule A—Information Concerning Directors and Executive Officers of Purchaser," which is incorporated herein by reference.

        (b)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning Purchaser and its Affiliates," which is incorporated herein by reference.

        (c)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning Purchaser and its Affiliates" and in "Schedule A—Information Concerning Directors and Executive Officers of Purchaser," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (c)    Not applicable.

        (d)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," and "Special Factors—Section 7. Appraisal Rights; Rule 13e-3," which is incorporated herein by reference.

        (e)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 7. Appraisal Rights; Rule 13e-3," which is incorporated herein by reference.

        (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 8. Transactions and Arrangements Concerning the Units," "Special Factors—Section 9. Related Party Transactions" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Transactions and Arrangements Concerning the Units", "Special Factors—Section 9. Related Party Transactions," and "Schedule B—

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Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Transactions and Arrangements Concerning the Units" and "Special Factors—Section 9. Related Party Transactions," which is incorporated herein by reference.

        (e)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Transactions and Arrangements Concerning the Units," "Special Factors—Section 9. Related Party Transactions" and "Special Factors—Section 10. Certain Transactions Between Purchaser and the Partnership," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 5. The Call Right; Plans for the Partnership After the Offer and the Merger; Certain Effects of the Offer" and "The Offer—Section 12. Effect of the Offer on the Market for the Units; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

        (c)(8)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 5. The Call Right; Plans for the Partnership After the Offer and the Call; Certain Effects of the Offer and the Call," and "The Offer—Section 12. Effect of the Offer on the Market for Units; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a) through (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and Merger," which is incorporated herein by reference.

        (d)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 3. Position of Purchaser Regarding Fairness of the Offer and the Merger," "Special Factors—Section 5. The Call Right; Plans for the Partnership After the Offer and the Merger; Certain Effects of the Offer," "Special Factors—Section 7. Appraisal Rights; Rule 13e-3," "The Offer—Section 5. Certain Federal Income Tax Consequences" and "The Offer—Section 12. Effect of the Offer on the Market for Units; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a) through (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 3. Position of Purchaser Regarding Fairness of the Offer and the Call," "Special Factors—Section 4. Certain Projected Financial Data" and "The Offer—Section 7. Certain Information Concerning the Partnership," which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a) through (c)    None.

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Item 10.    Source and Amount of Funds or Other Consideration.

        (c)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses," which is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

        (a)    Reference is made to the information set forth in the Offer to Purchase under the heading "Questions and Answers About the Offer" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 8. Transactions and Arrangements Concerning the Units" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

        (d)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Transactions and Arrangements Concerning the Units" and "The Offer—Section 7. Certain Information Concerning the Partnership," which is incorporated herein by reference.

        (e)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Partnership," which is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)(1)    The audited financial statements of the Partnership as of and for the fiscal years ended December 31, 2007 and December 31, 2006 are incorporated herein by reference to the Consolidated Financial Statements of the Partnership included as Item 8 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (the "SEC") on March 14, 2008.

        (a)(2)    The unaudited consolidated financial statements of the Partnership for the three month fiscal period ended June 30, 2008 are incorporated herein by reference to Item 1 of Part I of the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 6, 2008.

        (a)(3)    Not applicable.

        (a)(4)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Partnership," which is incorporated herein by reference.

        (b)    The pro forma financial statements of the Partnership are not material to the Offer.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    None.

        (b)    None.

Item 15.    Additional Information.

        (b)    See Item 11 of Schedule TO above.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGH GP HOLDINGS, LLC
	By:	/s/ DANIEL R. REVERS
		Name:	Daniel R. Revers
		Title:	Director
Date: November 5, 2008

 INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(i)	Offer to Purchase, dated November 5, 2008.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release issued by Purchaser on November 5, 2008.
(a)(1)(viii)	Summary Advertisement as published in The New York Times on November 5, 2008.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated as of November 5, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.
(d)(2)	Equity Commitment Letter, dated as of November 5, 2008, between Kelso & Company, L.P. and Purchaser.
(g)	Not applicable.
(h)	Not applicable.

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  Item 4. Terms of the Transaction.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 1. Summary Term Sheet.
  Item 2 Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
SIGNATURES
INDEX TO EXHIBITS